Exhibit 12A

                          UNISOURCE ENERGY CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
                                             3 Months Ended  12 Months Ended                     12 Months Ended
                                             --------------------------------------------------------------------------------------
                                                Mar. 31          Mar. 31      Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                                  2005            2005          2004       2003       2002       2001       2000
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                                                                                             - Thousands of Dollars -
FIXED CHARGES:
  Interest on Long-Term Debt                   $ 20,352         $ 80,045    $ 82,807    $ 80,844   $ 65,620   $ 68,678   $ 75,076
  Other Interest (1)                                840            2,530       2,098       3,709      2,123      1,287        219
  Interest on Capital Lease Obligations          19,746           85,614      85,912      84,080     87,801     90,559     92,869
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TOTAL FIXED CHARGES                              40,938          168,189     170,817     168,633    155,544    160,524    168,164

NET INCOME                                       (3,783)          35,717      45,919     113,941     34,928     63,839     43,484

LESS:
   Extraordinary Income & Accounting Change -
       Net of Tax                                  -                -           -         67,471       -           470       -
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NET INCOME FROM CONTINUING OPERATIONS            (3,783)          35,717      45,919      46,470     34,928     63,369     43,484

ADD (DEDUCT):
  (Income) Losses from Equity Investees             572              331      (7,121)      3,051      3,047     10,748      3,335
  Income Taxes                                   (1,526)          26,514      33,946      12,082     17,962     49,109     16,199
  Total Fixed Charges                            40,938          168,189     170,817     168,633    155,544    160,524    168,164
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TOTAL EARNINGS BEFORE TAXES
AND FIXED CHARGES                              $ 36,201         $230,751    $243,561    $230,236   $211,481   $283,750   $231,182
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RATIO OF EARNINGS TO FIXED CHARGES(2)             0.884            1.372       1.426       1.365      1.360      1.768      1.375

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2) UniSource Energy's Ratio of Earnings to Fixed Charges for the 3 months ended March 31, 2005 is less than one-to-one coverage due to: the seasonal nature of TEP's business; losses incurred by Global Solar; and losses from other non-reportable segments. In the first quarter of 2005, TEP incurred a net loss of $5 million, Global Solar incurred a net loss of $2 million and other non-reportable segments incurred a net loss of $2 million. The amount of the deficiency needed to attain a one-to-one coverage would be $4 million.


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